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                    Strategic Partners Asset Allocation Funds
                           Gateway Center 3, 4th Floor
                                Newark, NJ 07102


                                                                 October 1, 2004


Via EDGAR
---------

Larry Greene, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


             Strategic Partners Asset Allocation Funds (the "Fund")
                 Registration File Nos. 333-60561 and 811-08915
                         Post-Effective Amendment No. 11
                         -------------------------------


Dear Mr. Greene:

          Thank you for your comments, which we received on September 22, 2004, regarding Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A of the Fund, which was filed with the Securities and Exchange Commission (the "Commission") on August 2, 2004 pursuant to Rule 485(a) under the Securities Act of 1933. Below, we describe the changes we have made to the Registration Statement in response to the staff's comments and provide the information you requested.

          For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by our response. The page references that we refer to in our responses are to the typeset version of Post-Effective Amendment No. 12. We are filing Post-Effective Amendment No. 12 in order to incorporate our responses to your comments, as well as to make additional non-material changes.

     I.   PROSPECTUS

          1.   PAGE 5, RISK/RETURN SUMMARY, CONSERVATIVE GROWTH FUND

          IN THE LAST SENTENCE OF THE SECOND PARAGRAPH, CLARIFY THE FOLLOWING
SENTENCE: "THE DEBT OBLIGATIONS HELD BY THE FUND WILL NORMALLY HAVE...AN AVERAGE DURATION RANGING BETWEEN TWO YEARS BELOW AND TWO YEARS ABOVE THE AVERAGE DURATION OF A BROAD-BASED BOND MARKET INDEX."

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Larry Greene, Esq.
October 1, 2004
Page 2

          We have added the following disclosure: "On July 31, 2004, the duration of the Lehman Brothers U.S. Aggregate Bond Index was 4.67% and the duration of the Conservative Growth Fund was 4.50%." In addition, we have added the following disclosure for the Moderate Growth Fund: "On July 31, 2004, the duration of the Lehman Brothers U.S. Aggregate Bond Index was 4.67% and the duration of the Moderate Growth Fund was 4.41%."

          THE FIRST SENTENCE OF THE THIRD PARAGRAPH STATES THAT THE FUND MAY INVEST IN SECURITIES RATED BELOW B BY STANDARD & POOR'S, MOODY'S INVESTORS SERVICE OR ANOTHER MAJOR RATING SERVICE. CLARIFY WHETHER THIS MEANS THAT THE FUND MAY INVEST IN SECURITIES THAT ARE IN DEFAULT.

          While technically the Conservative Growth and Moderate Growth Funds may invest in defaulted securities, neither fund has done so in the last year. Accordingly, we have added the following sentence: "The Fund ordinarily does not invest in securities that are in default."

          2.   PAGES 11-12, RISK/RETURN SUMMARY, EVALUATING PERFORMANCE

          PROVIDE AN EXPLANATION AS TO WHY THE FUNDS INCLUDE ANNUAL RETURNS FOR CLASS A SHARES AND AFTER-TAX RETURNS FOR CLASS B SHARES? WHY NOT USE THE SAME CLASS FOR BOTH?

          We have selected Class A shares to show annual returns in the bar chart because we believe that Class A shares provide the best comparative performance information to the other Funds. However, in compliance with Item 2, Instruction 3 of Form N-1A, we have selected Class B shares to show after-tax returns because Class B is the largest share class.

          3.   PAGE 12, RISK/RETURN SUMMARY, EVALUATING PERFORMANCE, FOOTNOTE 4

          CLARIFY THE THIRD SENTENCE WHICH READS: "THE CUSTOMIZED BLEND IS INTENDED TO PROVIDE A THEORETICAL COMPARISON TO THE FUND'S PERFORMANCE, BASED ON THE AMOUNTS ALLOCATED TO EACH ASSET CLASS." WHAT IF THE FUND CHANGES ITS ASSET ALLOCATION OR DROPS A CLASS OF ASSETS? IF THIS IS NOT A STATIC ARRANGEMENT, ADD DISCLOSURE TO THAT EFFECT.

          We have added the following sentence: "As noted in `Investment Objectives and Principal Strategies' above, the target asset allocation may have shifted since the most recent fiscal year end." If target asset allocations of the Funds change, please note that we will re-evaluate whether the benchmark should change as well.

          4.   PAGE 17, FEES AND EXPENSES

          CONSIDER DELETING THE FOLLOWING CAPTIONS FROM THE FEE TABLE SINCE NO CHARGES/FEES ARE IMPOSED: (I) MAXIMUM SALES CHARGE (LOAD) IMPOSED ON REINVESTED DIVIDENDS AND OTHER DISTRIBUTIONS; (II) REDEMPTION FEE; AND (III) EXCHANGE FEE.

          For consistency purposes, the Strategic Partners mutual funds family includes all of the captions set forth in Item 3: Risk/Return Summary: Fee Table of Form N-1A, despite the fact that some funds may not charge the fees or expenses covered by the captions.

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Larry Greene, Esq.
October 1, 2004
Page 3

          5.   PAGE 22, HOW THE FUNDS INVEST, INVESTMENT POLICIES, EQUITY
               SEGMENTS

          THE FIRST SENTENCE OF THE LAST PARAGRAPH STATES THAT THE HIGH GROWTH FUND NORMALLY INVESTS UP TO 100% OF ITS TOTAL ASSETS IN STOCKS OF U.S. AND FOREIGN COMPANIES. CONFIRM WHETHER THIS IS AN ACCURATE STATEMENT AND THAT THERE ARE NO ALLOWANCES FOR CASH.

          We note that the first sentence reads as follows (emphasis in italics): "The Conservative Growth, Moderate Growth and High Growth Funds normally invest UP TO 40%, 65% and 100%, respectively, of the relevant Fund's total assets in stocks of U.S. and Foreign Companies." In addition, please note that the Prospectus includes the following disclosure on page 41: "The Manager allocates daily cash inflows (i.e., purchases and reinvested dividends) and outflows (i.e., redemptions and expense items) among the segments of each Fund. By using several Advisers for each Fund, and by periodically rebalancing each Fund in accordance with its asset allocations strategy, the Manager seeks long-term benefits from a balance of different investment disciplines." Accordingly, we believe that the disclosure contained in the Prospectus is responsive to the question presented.

          6.   PAGE 23, HOW THE FUNDS INVEST, INVESTMENT POLICIES, EQUITY
               SEGMENTS

          THE FIRST SENTENCE OF THE FIRST PARAGRAPH STATES THAT EACH FUND MAY ALSO INVEST IN ADRS, ADSS, GDRS AND EDRS. ADD DISCLOSURE RELATING TO THE RISKS OF INVESTING IN UNSPONSORED RECEIPTS.

          After conferring with the subadvisers to the Funds, we believe that any investment in unsponsored receipts would be de minimis. Accordingly, we have not added any risk disclosure.

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Larry Greene, Esq.
October 1, 2004
Page 4

          DEFINE LARGE, MEDIUM AND SMALL COMPANIES.

          We have added the following definitions:

          "Large companies may be defined as those companies with market capitalizations like those found in the Russell 1000 Index. As of August 31, 2004, the Russell 1000 Index market capitalization range was from approximately $527 million to $346.1 billion."

          "Medium-size companies may be defined as those companies with market capitalizations like those found in the Russell Midcap Index. As of August 31, 2004, the Russell Midcap Index market capitalization range was from approximately $527 million to $14.9 billion."

          "Small-size companies may be defined as those companies with market capitalizations like those found in the Russell 2000 Index. As of August 31, 2004, the Russell 2000 Index market capitalization range was from approximately $68 million to $2.4 billion."

          7. PAGE 26, HOW THE FUNDS INVEST, OTHER INVESTMENTS AND STRATEGIES, CONVERTIBLE AND PREFERRED SECURITIES

          THE LAST PARAGRAPH STATES THAT EACH FUND MAY INVEST IN CONVERTIBLE AND PREFERRED SECURITIES, INCLUDING CONVERTIBLE BONDS, CONVERTIBLE PREFERRED STOCK AND NON-CONVERTIBLE PREFERRED STOCK. ARE JUNK BONDS INCLUDED? IF SO, DISCLOSE.

          Please note that to the extent that such securities consist of debt obligations, each Fund may purchase high-yield debt securities subject to each Fund's stated limitations on investments in high yield debt securities. We believe that the existing disclosure contained in the Prospectus is responsive to the question presented.

          8. PAGE 28, HOW THE FUNDS INVEST, OTHER INVESTMENTS AND STRATEGIES, FUTURES CONTRACTS AND RELATED OPTIONS AND FOREIGN CURRENCY FORWARD CONTRACTS

          WITH RESPECT TO DERIVATIVES THAT THE FUNDS MAY PURCHASE AND SELL, ADD DISCLOSURE STATING THAT THE FUNDS PROPERLY PROVIDE COVER FOR SUCH DERIVATIVES, INCLUDING SEGREGATION OF ITS ASSETS CONSISTENT WITH THE COMMISSION'S POLICY.

          We have added the following sentence to the Derivatives Strategies section on page 27: "When a Fund uses derivatives strategies, the Fund designates certain assets as segregated, as required by the Securities and Exchange Commission."

          9. PAGE 28, HOW THE FUNDS INVEST, OTHER INVESTMENTS AND STRATEGIES, SHORT SALES

          WITH RESPECT TO SHORT SALES, TO THE EXTENT A BORROWED SECURITY'S PRICE MAY GO UP, ADD DISCLOSURE STATING THAT THE RISKS OF INVESTING IN SHORT SALES CAN BE UNLIMITED.
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Larry Greene, Esq.
October 1, 2004
Page 5

          We have added the following sentence: "Although the Fund's gain is limited to the price at which it sold the securities short, its potential loss is limited only by the maximum attainable price of the securities, less the price at which the security was sold and may, theoretically, be unlimited."

          10. Page 64, HOW TO BUY, SELL AND EXCHANGE SHARES OF THE FUNDS, FREQUENT TRADING

          IN THE SECOND TO LAST PARAGRAPH, CLARIFY THE TERM "COMMONLY CONTROLLED ACCOUNT."

          We have deleted this term from the paragraph.

     II.  STATEMENT OF ADDITIONAL INFORMATION

          11.  PAGE 31, INVESTMENT RESTRICTION 2

          INVESTMENT RESTRICTION NUMBER 2 STATES THAT EACH FUND MAY NOT: "ISSUE SENIOR SECURITIES OR BORROW MONEY OR PLEDGE ITS ASSETS, EXCEPT AS PERMITTED BY THE 1940 ACT LAWS, INTERPRETATIONS AND EXEMPTIONS." PROVIDE DISCLOSURE AS TO WHAT THE 1940 ACT LAW, INTERPRETATIONS AND EXEMPTIONS CURRENTLY PERMIT WITH RESPECT TO SUCH BORROWINGS.

          We have added the following disclosure: "For purposes of investment restriction number 2, under the 1940 Act, a Fund can borrow money from a bank provided that immediately after such borrowing there is asset coverage of at least 300% for all borrowings. If the asset coverage falls below 300%, the Fund must, within three business days, reduce the amount of its borrowings to satisfy the 300% requirement."

          12.  PAGE 36, STANDING BOARD COMMITTEES

          INDICATE WHETHER THE MEMBERS OF THE AUDIT COMMITTEE ARE INDEPENDENT TRUSTEES OF THE TRUST.

          We have revised the first sentence of the second paragraph in this section to read as follows: "The Audit Committee consists of the following Independent Trustees: Messrs. Carson (Chair), Stoneburn and Whitehead."

          IN THE FOURTH PARAGRAPH, INDICATE BY NAME THE INDEPENDENT TRUSTEES FROM OTHER FUNDS IN THE PRUDENTIAL MUTUAL FUND COMPLEX THAT SERVE ON THE EXECUTIVE COMMITTEE.

          Please note that the Executive Committee has been disbanded. Accordingly, the paragraph has been deleted.

          13.  PAGE 42, MATTERS CONSIDERED BY THE BOARD

          DESCRIBE THE CONCLUSIONS MADE BY THE BOARD IN ITS APPROVAL OF THE MANAGEMENT AND SUBADVISORY AGREEMENTS.
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Larry Greene, Esq.
October 1, 2004
Page 6

          Please note that this section is currently being revised in light of recent amendments to Item 12 of Form N-1A, relating to disclosure regarding board approval of investment advisory contracts. The compliance date for those form amendments is March 31, 2005, and the adopting release stated that the compliance date was chosen in order that the amendments would apply to prospective board consideration of advisory contracts. Accordingly, we expect as a fund family to revise the disclosure in compliance with the new requirements.

          14.  PAGE 50, CAPITAL SHARES, OTHER SECURITIES AND ORGANIZATION

          IN COMPLIANCE WITH SECTION 16(C) OF THE 1940 ACT, INDICATE THAT THE FUND WILL RENDER ASSISTANCE TO SHAREHOLDERS WHO CALL A MEETING FOR THE PURPOSE OF VOTING ON THE REMOVAL OF ONE OR MORE TRUSTEES OR TO TRANSACT ANY OTHER BUSINESS.

          We have adding the following sentence: "The Trust will render assistance to those shareholders who call such a meeting."

          15.  PAGE 62, NET ASSET VALUE

          FOR CLARITY PURPOSES, IN THE SECOND PARAGRAPH, MOVE THE FIRST SENTENCE WHICH READS: "UNDER THE 1940 ACT, THE BOARD IS RESPONSIBLE FOR DETERMINING IN GOOD FAITH THE FAIR VALUE OF SECURITIES OF EACH FUND," TO THE BEGINNING OF THE LAST PARAGRAPH ON THE SAME PAGE WHICH DISCUSSES FAIR VALUE PRICING.

          We have made the requested change.

                                    * * * * *

          We hereby represent that: (a) the Fund is responsible for the adequacy of the disclosure in the Registration Statement; and (b) the Fund will not use the Commission's comment process as a defense in any securities related litigation against the Fund.

          If you have any further comments, or if you require additional information, please do not hesitate to contact me at (973) 367-1495.

                                                    Very truly yours,

                                                    /s/ LORI E. BOSTROM
                                                    ----------------------------

                                                    Lori E. Bostrom